Amendment to the
Transfer Agency Agreement between
Curian Variable Series Trust and
Jackson National Asset Management, LLC

This Amendment is made by and between Curian Variable Series Trust, a Massachusetts business trust (“Trust”), and Jackson National Asset Management, LLC, a Michigan limited liability corporation (“JNAM”).

Whereas, the Trust and JNAM entered into a Transfer Agency Agreement dated November 29, 2011, as amended (“Agreement”).

Whereas, the parties have agreed to amend Section 13, “Notice,” in order to change the party to receive notices and other writings on behalf of the Trust.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and JNAM agree to amend the Agreement to delete Section 13 entitled “Notice” in its entirety and replace it with the following paragraph:

13. Notice.  Without limiting the other provisions hereof, notices and other writings delivered or mailed postage prepaid as follows:  (a) if to the Trust, to 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Chief Legal Officer; (b) if to JNAM, to 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Mark D. Nerud; or (c) to such other address as the Trust or JNAM may hereafter specify by written notice to the most recent address specified by the party to whom such notice is addressed, shall be deemed to have been properly delivered or given hereunder to the respective addresses.

In Witness Whereof, the parties have caused this Amendment to be executed and effective as of August 21, 2014.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Attest:		Curian Variable Series Trust

/s/ Kallie L. Thomas
	By:	/s/ Angela R. Burke /s/
Name: Angela R. Burke
Title: Assistant Secretary
Attest:		Jackson National Asset Management, LLC

/s/ Kallie L. Thomas
	By:	/s/ Mark D. Nerud
Name: Mark D. Nerud
Title: President and CEO